UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41356

Electra Battery Materials Corporation
(Translation of registrant's name into English)

133 Richmond St W, Suite 602
Toronto, Ontario, Canada
M5H 2L3
(416) 900-3891
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXPLANATORY NOTE

Electra Battery Materials Corporation (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to its Form 6-K originally furnished to the Securities and Exchange Commission on August 15, 2025 (the “Original Filing”). This Amendment No. 1 is being furnished solely to provide updated versions of the Company’s (i) Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2025, (ii) to its Management’s Discussion and Analysis for the three and six months ended June 30, 2025, (iii) Form 52-109F2 CEO Certification of Interim Filings, and (iv) Form 52-109F2 CFO Certification of Interim Filings, with such updated filings being attached as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively to this Amendment No. 1.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2025 (Amended)
99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2025 (Amended)
99.3	Form 52-109F2 CEO Certification of Interim Filings
99.4	Form 52-109F2 CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)

Date: September 17, 2025	/s/ Trent Mell
Trent Mell
Chief Executive Officer and Director